Rec'd 12/10

CM 12/24



UNITE[D STATES]
SECURITIES AND EX[CHANGE COMMISSION]
Washingto[n]

03052253

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-13026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING NOV 1, 2002 (MM/DD/YY) AND ENDING OCT 31 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MUTUAL FUNDS ASSOCS INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1701 Chili Ave
(No. and Street)

rochester (City) NY (State) 14624 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MATTEO, THOMAS
(Name – *if individual, state last, first, middle name*)

23 JACKSON ST (Address) BATAVIA (City) NY (State) 14021 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


RECD S.E.C.
DEC 10 2003

PROCESSED
JAN 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RAYMOND J. ZOLLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MUTUAL FUNDS ASSOCIATES INC, as of OCTOBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

Notary Public

BETTE LU CARDAMONE
Notary Public, State of New York
Monroe County
Commission expires Dec. 31, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(5-31-87)

FORM X-17A-5

3/91

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]



RECEIVED
DEC 10 2003

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER	Mutual Funds Assoc. 1701 Chili Ave. Rochester New York 14624 [13]	SEC FILE NO.	8-13026 [14]
		FIRM ID. NO.	02856 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)	[20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY)	NOV 1 2002 [24]
[21] (City)	[22] (State) [23] (Zip Code)	AND ENDING (MM/DD/YY)	OCT 31 2003 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT	(Area Code)—Telephone No.
D. CARDAMONE [30]	585 235 3607 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

8B-002856-J IIA
MUTUAL FUNDS ASSOCIATES INC.
RAYMOND J ZOLLO
1701 CHILI AVE,
ROCHESTER NY 14624

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [X] 40 NO [ ] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 2 day of Dec 2003

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

THOMAS MATTEO CPA

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

23 JACKSON ST. BATAVIA NY 70 14021

ADDRESS Number and Street City State Zip Code

71 72 73 74

Check One

(✓) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Mutual Funds Assoc., 1701 Chili Ave., Rochester, New York 14624 | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) OCT 31, 2003 [99]
SEC FILE NO. 8 13026 [98]
Consolidated X [198]
Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 194,339	200			$ 194,339	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers	21,736	355		600	21,736	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	3054	735	3054	930
12. TOTAL ASSETS	$ 216075	540	$ 3054	740	$ 219,129	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mutual Funds Assoc. 1701 Chili Ave. Rochester New York 14624 as of 10/31/03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers	5431	1155		1355	5431	1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	28166	1205		1385	28166	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of $ [980]						
B. Securities borrowings, at market value: from outsiders $ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 33597	1230	$	1450	$ 33597	1760

Ownership Equity

21. Sole proprietorship	$	1770
22. Partnership (limited partners $ [1020])		1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock	6000	1792
C. Additional paid-in capital		1793
D. Retained earnings	179 532	1794
E. Total	185 532	1795
F. Less capital stock in treasury	( )	1796
24. TOTAL OWNERSHIP EQUITY	$ 185 532	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 219,129	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mutual Funds Assoc.
1701 Chili Ave.
Rochester
New York 14624

For the period (MMDDYY) from 11/1/02 [3932] to 10/31/03 [3933]
Number of months included in this statement 12 mos [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	357 143	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services	99 070	3975
8. Other revenue	34 765	3995
9. Total revenue	$ 490 978	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		$	4120
11. Other employee compensation and benefits		397 646	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		(1394)	4195
15. Other expenses		110 895	4100
16. Total expenses		$ 507 146	4200

NET INCOME

Item		Amount	Code
17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 16 168	4210
18. Provision for Federal income taxes (for parent only)		345	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4238]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 16 513	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items OCT 03	$ 54 215	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Mutual Funds Assoc. 1701 Chili Ave. Rochester New York 14624	as of 10/31/03

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		45
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained	XX	45
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335]		457
D. (k) (3)—Exempted by order of the Commission		45

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER ~~Mutual Funds Assoc.~~ 1701 Chili Ave. Rochester New York 14624 — as of 10/31/03

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 185532	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			(3054)	3490
3.	Total ownership equity qualified for Net Capital			182,478	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	( )	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	27,315	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(27,315)	3740
10.	Net Capital			$ 155,163	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Mutual Funds Assoc. 1701 Chili Ave. Rochester New York 14624 as of 10/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 2238	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5000	3760
14.	Excess net capital (line 10 less 13)	$ 150 163	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 151,803	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 33597	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 21.65%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4(
4610	4611	4612	4613	4614	4(
4620	4621	4622	4623	4624	4(
4630	4631	4632	4633	4634	4(
4640	4641	4642	4643	4644	4(
4650	4651	4652	4653	4654	4(
4660	4661	4662	4663	4664	4(
4670	4671	4672	4673	4674	4(
4680	4681	4682	4683	4684	4(
4690	4691	4692	4693	4694	4(
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Mutual Funds Assoc.
1701 Chili Ave.
Rochester
New York 14624

For the period (MMDDYY) from 11/1/02 to 10/31/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period 10/31/02			$ 202045	4240
A. Net income (loss)			(16513)	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800) 10/31/03			$ 185,532	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

MUTUAL FUNDS ASSOCIATES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
For the years ended October 31, 2003 and October 31, 2002.
(See Accountant's Opinion)

WITH

AUDIT REPORT OF CERTIFIED PUBLIC ACCOUNTANT

CONTENTS

MATTEO & MULLEN
Certified Public Accountants

23 Jackson Street
Post Office Box 923
Batavia, NY 14021

(585)344-1778
FAX 344-0444

Tax Planning& Preparation
Financial Statements
Computer Services

Mr. Raymond Zollo, President
Mutual Funds Associates, Inc.
1701 Chili Avenue
Rochester, NY 14624

Dear Mr. Zollo:

We have audited the accompanying balance sheets of Mutual Funds Associates, Inc. as of October 31, 2003 and 2002, and the related statements of income, retained earnings, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. we believe that our audit provides a reasonable basis for our opinion.

Pursuant to Sec Rule 17a-5, based upon my review of your accounting system and procedures for safeguarding securities, we believe that no material weakness in your internal accounting controls were disclosed during my examination.

In our opinion, 2003 and 2002 financial statements referred to above present fairly, in all material respects, the financial position of Mutual Funds Associates, Inc. as of October 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Matteo & Mullen CPA's

November 21, 2003

MUTUAL FUNDS ASSOCIATES, INC.
BALANCE SHEETS
October 31, 2003 and October 31, 2002.
(See Accountant's Opinion)

ASSETS	10/31/03	10/31/02
Cash	$194,339	$258,141
Commissions receivable	21,736	54,736
Prepaid insurance & rents	2,824	441
Accrued Management Fees	230	933
Deferred Tax - Federal		
Deferred Tax - NYS (Note D)		
Total Current Assets	219,129	314,251
Total Assets	219,129	314,251

LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable	5,431	6,276
Commissions payable	18,672	96,102
Accrued corporate taxes	9,494	9,802
Total Current Liabilities	33,597	112,180
Stockholder's equity:		
200 shares, no-par value authorized		
15 shares issued and outstanding	6,000	6,000
Retained earnings	179,532	196,071
Total stockholder's equity	185,532	202,071
Total liabilities and stockholder's equity	219,129	314,251

The accompanying accountant's audit report and notes to financial statements are an integral part of these financial statements.

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
For the years ended October 31, 2003 and October 31, 2002.
(See Accountant's Opinion)

	10/31/03		10/31/02	
Income:				
Commissions	209,869	42.7%	378,083	52.5%
Annuities	147,274	30.0%	337,963	46.9%
Risk Management	99,070			
Interest	11,606	2.4%	14,767	2.1%
Gain/(Loss) on investment	21,614	4.4%	(12,290)	-1.7%
Rent income	1,545	0.3%	1,590	0.2%
Total income	490,978	100.0%	720,118	100.0%
Expenses:				
Commissions	397,646	81.0%	609,649	84.7%
Management fees	63,920	13.0%	51,725	7.2%
Dues and sub(net of reimbursement)	(1,394)	-0.3%	(1,670)	-0.2%
Rent - office	25,000	5.1%	24,000	3.3%
Rent - equipment	12,000	2.4%	12,000	1.7%
Genl operating costs(net of reimb)	559	0.1%	280	0.0%
Office supplies and postage	3,627	0.7%	3,480	0.5%
Insurance	2,423	0.5%	2,378	0.3%
Telephone	564	0.1%	587	0.1%
Legal and accounting	2,800	0.6%	2,800	0.4%
Penalties	0	0.0%	0	0.0%
Total expenses	507,146	103.3%	705,229	97.9%
Net income(loss) before taxes	(16,168)	-3.3%	14,889	2.1%
Provision for income taxes:				
Current Tax Expense	345	0.1%	678	0.5%
Deferred Tax Expense (Note D)	0	0.0%	0	0.5%
Total	345	0.1%	678	0.5%
NET INCOME (LOSS)	(16,513)	-3.4%	14,211	0.5%
Retained earnings beginning of period	196,045		181,834	
Retained earnings end of period	179,532		196,045	

The accompanying accountant's audit report and notes to financial statements are an integral part of these financial statements.

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the years ended October 31, 2003 and October 31, 2002.
(See Accountant's Opinion)

Year end 10/31/03	Common Stock	Retained Earnings	Total
Balance, beginning of year	$6,000	$196,045	$202,045
Net Income(Loss) for the year	0	(16,513)	($16,513)
Balance, end of year	$6,000	$179,532	$185,532

Year end 10/31/02	Common Stock	Retained Earnings	Total
Balance, beginning of year	$6,000	$181,834	$187,834
Net Income(Loss) for the year	0	14,211	$14,211
Balance, end of year	$6,000	$196,045	$202,045

The accompanying accountant's audit report and notes to financial statements are an integral part of these financial statements.

MUTUAL FUNDS ASSOCIATES, INC.
STATEMENTS OF CASHFLOWS
For the years ended October 31, 2003 and October 31, 2002.
(See Accountant's Opinion)

CASH FLOWS FROM OPERATING ACTIVITIES	10/31/03	10/31/02
Net Income	($16,513)	$14,237
Change in assets and liabilities:		
(Increase) Decrease in:		
Commissions receivable	33,000	(42,685)
Prepaid expenses	(2,383)	441
Accrued Management Fees	703	(1,843)
Prepaid Taxes		
Increase (Decrease) in:		
Accounts payable	(845)	3,476
Commissions payable	(77,430)	82,702
Accrued corporate taxes	(308)	679
Prior period misc adjustment	(26)	0
Total Adjustments	(47,289)	42,770
NET INCREASE IN CASH AND CASH EQUIVALENTS	(63,802)	60,264
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD	258,141	197,877
CASH AND EQUIVALENTS AT END OF PERIOD	194,339	258,141

There were no investing or financing activities during the fiscal years ended October 31, 2003 and 2002.

Supplemental disclosure of cash flow information:

Cash paid during the year for:	10/31/03	10/31/02
Income taxes	345	678

Disclosure of acocunting policy:
For purposes of the statement of cash flows the corporation considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying accountant's audit report and notes to financial statements are an integral part of these financial statements.

MUTUAL FUNDS ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
Years ended October 31, 2003 and October 31, 2002.
(See Accountant's Opinion)

Note A – Summary of accounting policies

The following is a summary of significant accounting policies which have been consistently applied by the Corporation in the preparation of the financial statements for the years ended October 31, 2003 and 2002.

Mutual Funds Associates, Inc. is a commission based representative for several Mutual Fund Companies. They receive a commission for placing clients with those funds. They do not take possession of client funds, rather funds are deposited directly in the Mutual Fund Companies and are managed soley by those funds. Mutual Funds Associates is strictly a representative. Mutual Funds Associates, Inc. client base is mostly from the Western New York area.

Accounting methods:
Mutual Funds Associates, Inc. is a Subchapter C corporation using the accrual method of accounting.

Note B – Related party transaction:

For the fiscal years ended October 31, 2003 and 2002 the Corporation paid its sole shareholder

	10/31/03	10/31/02
Commissions	155,801	185,224
Rent – office and equipment	37,000	36,000
Management fees		
	192,801	221,224

For the fiscal years ended October 31, 2003 and 2002 the Corporation paid its affiliate, Accuvest Planning, Inc.

	10/31/03	10/31/02
Management fees	63,920	51,725

Note C – Net capital requirements:

The company, as a registered broker and dealer in securities, is subject to the Securities and Echange Commission's Uniform Net Capital Rule which requires a ratio of aggregate indebtedness to net capital. The ratio is a follows:

	10/31/03	10/31/02
Adjusted net capital	155,163	167,489
Aggregate indebtedness	33,597	112,180
Aggregate indebtedness to net capital rati	21.65%	66.98%

Note D – Deferred income taxes:
The company has a deferred income tax asset of $5,991.00 (Federal) and $3,158.00 (State) for the year ended October 31, 2003. The deferral is due to non-deductible unrealized losses on money market liquid funds.
The accompanying accountant's audit report and notes to financial statements are an integral part of these financial statements.

MUTUAL FUNDS ASSOCIATES, INC.
SUPPORTING SCHEDULES FROM PART 11A FORM X-17A-5
Years ended October 31, 2003 and October 31, 2002.
(See Accountant's Opinion)

COMPUTATION OF ADJUSTED NET CAPITAL

	10/31/03	10/31/02
Total ownership equity	$185,532	$202,071
Adjustments required per computation on Form X-17A-5, Part IIA, Page 3 15% reduction for funds in money markets	27,315	25,737
Non-allowable assets	3,054	1,374
Adjusted net capital, line 10	$155,163	$174,960

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required: (6 2/3% of total liabilities) 10/31/02(6 2/3% x 112180) 10/31/03(6 2/3% X 33597)	$2,238	$7,471
Minimum dollar net capital requirement	$5,000	$5,000
Excess of net capital, line 10, over larger minimum net capital requirement	$150,163	$167,489
Excess net capital of 100%	$151,803	$163,742
Net capital - per member	$155,163	$174,960
Net capital - per independent auditor	$155,163	$174,960

After reviewing the members net capital calculation, no material differences existed between the members calculation and our calculation.

The accompanying accountant's audit report and notes to financial statements are an integral part of these financial statements.